SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for March 3, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82904
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 3, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________________
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-BC2

$268,648,000 (Approximate)
Structured Asset Securities Corporation
SERIES 2003-BC2
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)
A1	104,704,000	1M Libor	2.46	1-92	24.00%	TBD	2/25/2033	AAA/AAA
A2	59,350,000	1M Libor	1.00	1-24	24.00%	TBD	2/25/2033	AAA/AAA
A3	45,354,000	1M Libor	4.36	24-92	24.00%	TBD	2/25/2033	AAA/AAA
A-IO	Notional	N/A	N/A	N/A	N/A	N/A	8/25/2005	AAA/AAA
M1	24,798,000	1M Libor	5.18	40-92	15.00%	TBD	2/25/2033	AA/AA
M2	13,088,000	1M Libor	5.12	39-92	10.25%	TBD	2/25/2033	A/A
M3	8,267,000	1M Libor	5.10	38-92	7.25%	TBD	2/25/2033	BBB+/BBB+
M4	2,755,000	1M Libor	5.10	38-92	6.25%	TBD	2/25/2033	BBB/BBB
B1	6,199,000	7.00%	5.09	37-92	4.00%	N/A	2/25/2033	BBB-/BBB-
B2	4,133,000	7.00%	5.08	37-92	2.50%	N/A	2/25/2033	BB/BB

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)
A1	104,704,000	1M Libor	2.65	1-200	24.00%	TBD	2/25/2033	AAA/AAA
A2	59,350,000	1M Libor	1.00	1-24	24.00%	TBD	2/25/2033	AAA/AAA
A3	45,354,000	1M Libor	4.81	24-200	24.00%	TBD	2/25/2033	AAA/AAA
A-IO	Notional	N/A	N/A	N/A	N/A	N/A	8/25/2005	AAA/AAA
M1	24,798,000	1M Libor	5.71	40-175	15.00%	TBD	2/25/2033	AA/AA
M2	13,088,000	1M Libor	5.61	39-158	10.25%	TBD	2/25/2033	A/A
M3	8,267,000	1M Libor	5.53	38-144	7.25%	TBD	2/25/2033	BBB+/BBB+
M4	2,755,000	1M Libor	5.48	38-131	6.25%	TBD	2/25/2033	BBB/BBB
B1	6,199,000	7.00%	5.39	37-126	4.00%	N/A	2/25/2033	BBB-/BBB-
B2	4,133,000	7.00%	5.21	37-109	2.50%	N/A	2/25/2033	BB/BB

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Adjustable Rate Prepayment Assumption and 125% of the Fixed Rate Prepayment Assumption. 100% of the Adjustable Rate Prepayment Assumption assumes that 100% of the Adjustable Rate Mortgage Loans pay at 28% CPR. 100% of the Fixed Rate Prepayment Assumption assumes that, based on the age of the loan, the Fixed Rate Mortgage Loans pay at 4% CPR in month one, increase by approximately 1.45% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 2.50%.

Origination and Servicing

100% of the Mortgage Loans are serviced by Fairbanks. 100% of the loans will be master serviced by Aurora Loan Services.

100% of the loans were originated by Conseco Finance Corporation.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicer with respect to default management, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicer.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid concurrently as follows: 50% to the Class A1 Certificates and 50% to the Class A2 and Class A3 Certificates, sequentially and in that order, to the Initial Senior Enhancement Percentage (24% of the initial collateral pool balance) until they have been retired. Principal will then be allocated sequentially to the M1, M2, M3, M4, B1 and B2 certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first be allocated as follows: 50% to the Class A1 Certificates and 50% to the Class A2 and Class A3 Certificates, sequentially and in that order, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4, B1 and B2 certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the cutoff date collateral balance.

Interest Payment Priority

The Interest Rates for Classes A1, A2, A3, (the "Class A Certificates"), M1, M2, M3 and M4 (together with the Class A Certificates, the "Libor Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class B1 will be equal to the lesser of (i) 7.00% and (ii) its Net Funds Cap. The Interest Rate for Class B2 will be equal to the lesser of (i) 7.00% and (ii) its Net Funds Cap (defined herein). Interest for the Class B1 and Class B2 Certificates will be calculated on a 30/360 basis. The Interest Rate for Class A-IO will be as described below for each Accrual Period through the Accrual Period pertaining to the 30th Distribution Date. Interest will accrue on the Class A-IO based upon its Class Notional Amount, as defined herein, on a 30/360 basis. Following the Accrual Period pertaining to the 30th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for all Classes of Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on February 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee , Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1, Class A2, and Class A3, and Current Interest and Carryforward Interest to the Class A-IO;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, B1 and B2 (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* first concurrently as follows: 50% to Class A1 and 50% to Class A2 and Class A3, sequentially and in that order, and then sequentially to Classes M1, M2, M3, M4, B1 and B2 to maintain the Overcollateralization Target;

(7) To pay to the Class A1, Class A2 and Class A3 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap; (1)

(8) To pay sequentially to Classes M1, M2, M3, M4, B1 and B2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap;(1)

(9) To pay sequentially to Classes M1, M2, M3, M4, B1 and B2 any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8), and (10), in that order of priority.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Class A-IO Notional Amount

The A-IO Notional Balance will be the lesser of the beginning period Collateral balance and the following schedule:

Distribution Dates	A-IO Notional Amount	A-IO Interest Rate
1-6	$96,437,000	10%
7-12	$74,394,000	8%
13-18	$57,862,000	6%
19-24	$33,064,000	6%
25-30	$22,042,000	6%

On and after the 31th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero. The Class A-IO will accrue interest on a 30/360 basis.

Twenty-Four Month Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a 1.40% strike rate. In the event one-month LIBOR rises above the strike rate, it will contribute cash.

The Notional Balance of the cap will amortize according to its schedule below.

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Month	Notional Balance ($)
1	-
2	271,290,000
3	269,162,000
4	266,522,000
5	263,372,000
6	259,720,000
7	255,571,000
8	250,938,000
9	245,835,000
10	240,277,000
11	234,286,000
12	227,882,000

Month	Notional Balance ($)
13	221,092,000
14	214,376,000
15	207,736,000
16	201,172,000
17	194,687,000
18	188,284,000
19	181,964,000
20	175,970,000
21	170,162,000
22	164,532,000
23	159,076,000
24	153,797,000

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 30 Distribution Dates only, an amount equal to the product of (A) the A-IO Interest Rate divided by 12 and (B) the lesser of (x) the A-IO Notional Amount and (y) the aggregate loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate, and the Mortgage Insurance Fee Rate, if applicable.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, Class B2, Class B1, Class M4, Class M3, Class M2 and Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on the Class A Certificates will double, the margins on Class M1, M2, M3 and M4 will increase to 1.5 times their initial margin, and the fixed rates on Classes B1 and B2 will increase 50 basis points to 7.5%.

Credit Enhancement

Subordination

The Class A Certificates and the Class A-IO will have limited protection by means of the subordination of the Subordinate Classes. The Class A Certificates and the Class A-IO will have the preferential right to receive interest due and principal available for distribution (in the case of the Class A Certificates) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, M3, M4, B1 and B2, Class M2 will be senior to Classes M3, M4, B1 and B2, Class M3 will be senior to Classes M4, B1 and B2, Class M4 will be senior to Classes B1 and B2, and Class B1 will be senior to Class B2. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B2, B1, M4, M3, M2 and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 2.50% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 2.50% of the Cut-Off Date Balance and (ii) 5.00% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [%] of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3, M4, B1 and B2 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.


A1
AAA/AAA
Libor Floater
A2
AAA/AAA
Libor Floater
A3
AAA/AAA
Libor Floater
A-IO
AAA/AAA
Libor Floater
M1
AA/AA
Libor Floater
M2
A/A
Libor Floater
M3
BBB+/BBB+
Libor Floater
M4
BBB/BBB
Libor Floater
B1
BBB-/BBB-
Fixed
B2
BB/BB
Fixed

Classes M1, M2, M3, M4, B1 and B2 are subject to a lock-out period of 36 months with respect to principal payments.

Summary of Terms	
Issuer:	Structured Asset Securities Corporation, Series 2003-BC2
Depositor:	Structured Asset Securities Corporation
Trustee:	JPMorgan Chase
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: March 25, 2003
Cut-Off Date:	February 1, 2003
Expected Pricing Date:	February [ ], 2003
Expected Closing Date:	February 28, 2003
Delay Days:	0 day delay – All Classes
Dated Date:	February 25, 2003
Day Count:	Actual/360 on Classes A1, A2, A3, M1, M2, M3 and M4
	30/360 on Classes A-IO, B1 and B2
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.008% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A1, A2, A3, M1 and M2. Minimum $100,000; increments $1 in excess thereof for Class M3, M4, B1 and Class B2..
SMMEA Eligibility:	None of the Classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A and Class A-IO are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	4.85	3.33	2.46	1.82	1.29
Window (mos)	1-177	1-124	1-92	1-73	1-59
Expected Final Mat.	11/25/2017	6/25/2013	10/25/2010	3/25/2009	1/25/2008
Class A2					
Avg. Life (yrs)	1.90	1.31	1.00	0.81	0.68
Window (mos)	1-48	1-32	1-24	1-19	1-16
Expected Final Mat.	2/25/2007	10/25/2005	2/25/2005	9/25/2004	6/25/2004
Class A3					
Avg. Life (yrs)	8.70	5.97	4.36	3.14	2.10
Window (mos)	48-177	32-124	24-92	19-73	16-59
Expected Final Mat.	11/25/2017	6/25/2013	10/25/2010	3/25/2009	1/25/2008
Class M1					
Avg. Life (yrs)	9.85	6.76	5.18	4.71	4.79
Window (mos)	58-177	39-124	40-92	45-73	51-59
Expected Final Mat.	11/25/2017	6/25/2013	10/25/2010	3/25/2009	1/25/2008
Class M2					
Avg. Life (yrs)	9.85	6.76	5.12	4.38	4.16
Window (mos)	58-177	39-124	39-92	41-73	44-59
Expected Final Mat.	11/25/2017	6/25/2013	10/25/2010	3/25/2009	1/25/2008
Class M3					
Avg. Life (yrs)	9.85	6.76	5.10	4.29	3.91
Window (mos)	58-177	39-124	38-92	39-73	41-59
Expected Final Mat.	11/25/2017	6/25/2013	10/25/2010	3/25/2009	1/25/2008
Class M4					
Avg. Life (yrs)	9.85	6.76	5.10	4.24	3.83
Window (mos)	58-177	39-124	38-92	39-73	40-59
Expected Final Mat.	11/25/2017	6/25/2013	10/25/2010	3/25/2009	1/25/2008
Class B1					
Avg. Life (yrs)	9.85	6.76	5.09	4.23	3.76
Window (mos)	58-177	39-124	37-92	38-73	39-59
Expected Final Mat.	11/25/2017	6/25/2013	10/25/2010	3/25/2009	1/25/2008
Class B2					
Avg. Life (yrs)	9.85	6.76	5.08	4.20	3.70
Window (mos)	58-177	39-124	37-92	37-73	38-59
Expected Final Mat.	11/25/2017	6/25/2013	10/25/2010	3/25/2009	1/25/2008

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.08	1.84	1.09
Window (mos)	1-118	1-77	1-33
Expected Final Mat.	12/25/2012	7/25/2009	11/25/2005
Class A2			
Avg. Life (yrs)	1.13	0.73	0.52
Window (mos)	1-30	1-19	1-14
Expected Final Mat.	8/25/2005	9/25/2004	4/25/2004
Class A3			
Avg. Life (yrs)	5.62	3.30	1.83
Window (mos)	30-118	19-77	14-33
Expected Final Mat.	12/25/2012	7/25/2009	11/25/2005
Class M1			
Avg. Life (yrs)	6.39	4.81	4.02
Window (mos)	37-118	44-77	33-55
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M2			
Avg. Life (yrs)	6.39	4.51	4.31
Window (mos)	37-118	41-77	47-55
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M3			
Avg. Life (yrs)	6.39	4.43	3.90
Window (mos)	37-118	39-77	43-55
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class M4			
Avg. Life (yrs)	6.39	4.39	3.77
Window (mos)	37-118	39-77	42-55
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class B1			
Avg. Life (yrs)	6.39	4.37	3.68
Window (mos)	37-118	38-77	39-55
Expected Final Mat.	12/25/2012	7/25/2009	9/25/2007
Class B2	6.39	4.35	3.59
Avg. Life (yrs)	37-118	37-77	38-55
Window (mos)	12/25/2012	7/25/2009	9/25/2007

Sensitivity Analysis – To Maturity

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	5.15	3.57	2.65	1.97	1.32
Window (mos)	1-324	1-257	1-200	1-159	1-129
Expected Final Mat.	2/25/2030	7/25/2024	10/25/2019	5/25/2016	11/25/2013
Class A2					
Avg. Life (yrs)	1.90	1.31	1.00	0.81	0.68
Window (mos)	1-48	1-32	1-24	1-19	1-16
Expected Final Mat.	2/25/2007	10/25/2005	2/25/2005	9/25/2004	6/25/2004
Class A3					
Avg. Life (yrs)	9.40	6.53	4.81	3.49	2.17
Window (mos)	48-324	32-257	24-200	19-159	16-129
Expected Final Mat.	2/25/2030	7/25/2024	10/25/2019	5/25/2016	11/25/2013
Class M1					
Avg. Life (yrs)	10.69	7.43	5.71	5.12	5.90
Window (mos)	58-299	39-227	40-175	45-138	51-114
Expected Final Mat.	1/25/2028	1/25/2022	9/25/2017	8/25/2014	8/25/2012
Class M2					
Avg. Life (yrs)	10.64	7.38	5.61	4.75	4.47
Window (mos)	58-279	39-207	39-158	41-125	44-101
Expected Final Mat.	5/25/2026	5/25/2020	4/25/2016	7/25/2013	7/25/2011
Class M3					
Avg. Life (yrs)	10.56	7.31	5.53	4.62	4.18
Window (mos)	58-260	39-190	38-144	39-113	41-92
Expected Final Mat.	10/25/2024	12/25/2018	2/25/2015	7/25/2012	10/25/2010
Class M4					
Avg. Life (yrs)	10.48	7.25	5.48	4.53	4.06
Window (mos)	58-240	39-174	38-131	39-103	40-84
Expected Final Mat.	2/25/2023	8/25/2017	1/25/2014	9/25/2011	2/25/2010
Class B1					
Avg. Life (yrs)	10.36	7.15	5.39	4.45	3.95
Window (mos)	58-232	39-167	37-126	38-99	39-80
Expected Final Mat.	6/25/2022	1/25/2017	8/25/2013	5/25/2011	10/25/2009
Class B2					
Avg. Life (yrs)	10.07	6.92	5.21	4.29	3.77
Window (mos)	58-206	39-146	37-109	37-86	38-69
Expected Final Mat.	4/25/2020	4/25/2015	3/25/2012	4/25/2010	11/25/2008

(1) **100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.32	2.00	1.09
Window (mos)	1-249	1-170	1-33
Expected Final Mat.	11/25/2023	4/25/2017	11/25/2005
Class A2			
Avg. Life (yrs)	1.13	0.73	0.52
Window (mos)	1-30	1-19	1-14
Expected Final Mat.	8/25/2005	9/25/2004	4/25/2004
Class 3			
Avg. Life (yrs)	6.18	3.67	1.83
Window (mos)	30-249	19-170	14-33
Expected Final Mat.	11/25/2023	4/25/2017	11/25/2005
Class M1			
Avg. Life (yrs)	7.05	5.25	5.27
Window (mos)	37-220	44-147	33-122
Expected Final Mat.	6/25/2021	5/25/2015	4/25/2013
Class M2			
Avg. Life (yrs)	7.00	4.92	4.60
Window (mos)	37-200	41-133	47-94
Expected Final Mat.	10/25/2019	3/25/2014	12/25/2010
Class M3			
Avg. Life (yrs)	6.94	4.79	4.15
Window (mos)	37-183	39-121	43-86
Expected Final Mat.	5/25/2018	3/25/2013	4/25/2010
Class M4			
Avg. Life (yrs)	6.87	4.70	3.98
Window (mos)	37-167	39-110	42-78
Expected Final Mat.	1/25/2017	4/25/2012	8/25/2009
Class B1			
Avg. Life (yrs)	6.78	4.62	3.84
Window (mos)	37-161	38-105	39-75
Expected Final Mat.	7/25/2016	11/25/2011	5/25/2009
Class B2			
Avg. Life (yrs)	6.55	4.45	3.65
Window (mos)	37-140	37-91	38-64
Expected Final Mat.	10/25/2014	9/25/2010	6/25/2008

A-IO Sensitivity Analysis [1]	
Price [2]	Yield (%)
11-03+	4.468%
11-04	4.290%
11-04+	4.113%
11-05	3.936%
11-05+	3.760%
11-06	3.584%
11-06+	3.408%
11-07	3.233%
11-07+	3.059%
Mod. Dur.	0.788 [3]

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 11-05+ plus accrued interest.

Available Funds Cap Schedule (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A Funds Cap (%)
1	N/A
2	N/A
3	N/A
4	N/A
5	N/A
6	N/A
7	N/A
8	N/A
9	N/A
10	N/A
11	N/A
12	N/A
13	N/A
14	N/A
15	N/A
16	N/A
17	N/A
18	N/A
19	N/A
20	N/A
21	N/A
22	N/A
23	N/A
24	N/A
25	10.81887
26	9.74953
27	10.32070
28	9.96371
29	10.27034
30	9.91373

Period	A Funds Cap (%)
31	10.89011
32	11.25254
33	11.14694
34	11.51741
35	11.14483
36	11.14378
37	12.33659
38	11.14169
39	11.77535
40	11.39399
41	11.77224
42	11.39099
43	11.38950
44	11.76762
45	11.49763
46	11.87916
47	11.49429
48	11.49264
49	12.72217
50	11.48935
51	11.87064
52	11.48609
53	11.86728
54	11.48285
55	11.48125
56	11.86231
57	11.47806
58	11.85903
59	11.47491
60	11.47334

(1) Based on 1 month Libor and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SASCO 2003-BC2 Collateral Summary

Total Number of Loans	3,401	**Prepayment Penalty (Years)**	
Total Outstanding Loan Balance	$275,536,576	None	43.9%
Average Loan Principal Balance	$81,016	0.001-1.000	3.4%
Fixed Rate	71.4%	1.001-2.000	14.3%
Adjustable Rate	28.6%	2.001-3.000	37.3%
Prepayment Penalty	56.1%	4.001-5.000	1.1%
Weighted Average Coupon	10.9%		
Weighted Average Margin	8.6%	**Geographic Distribution**	
Weighted Average Initial Periodic Cap	2.2%	(Other states account individually for less than	
Weighted Average Periodic Cap	1.0%	4% of the Cut-off Date principal balance)	
Weighted Average Maximum Rate	15.0%	TX	10.6%
Weighted Average Floor	9.3%	CA	10.2%
Weighted Average Original Term (mo.)	330.3	FL	8.0%
Weighted Average Remaining Term (mo.)	327.0	NY	5.0%
Weighted Average Loan Age (mo.)	3.3	MI	4.6%
Weighted Average Combined LTV	87.6%		
Non-Zero Weighted Average FICO	623.5	**Occupancy Status**	
Non-Zero Weighted Average DTI	40.1%	Primary Home	98.2%
		Investment	1.8%
Product Type			
Fixed Rate	71.3%	**Lien Position**	
2/28 ARM (LIBOR)	28.6%	First	87.4%
Balloon	0.1%	Second	11.7%
		Third	0.9%
Section 32			
Yes	4.0%		
No	96.0%		

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,342	$39,094,535.41	14.19%
50,000.01 - 100,000.00	1,112	81,723,181.07	29.66
100,000.01 - 150,000.00	538	65,650,471.95	23.83
150,000.01 - 200,000.00	217	37,450,808.96	13.59
200,000.01 - 250,000.00	94	20,913,607.06	7.59
250,000.01 - 300,000.00	54	14,632,269.49	5.31
300,000.01 - 350,000.00	20	6,447,870.44	2.34
350,000.01 - 400,000.00	15	5,704,066.04	2.07
400,000.01 - 450,000.00	6	2,505,576.27	0.91
450,000.01 - 500,000.00	3	1,414,189.69	0.51
Total:	**3,401**	**$275,536,576.38**	**100.00%**

Minimum: $123.11
Maximum: $480,108.84
Weighted Average: $81,016.34

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
3.501 - 4.000	1	$21,173.44	0.01%
4.501 - 5.000	1	41,987.30	0.02
5.501 - 6.000	2	284,838.94	0.10
6.001 - 6.500	1	353,450.78	0.13
6.501 - 7.000	12	1,898,820.37	0.69
7.001 - 7.500	23	3,014,711.89	1.09
7.501 - 8.000	67	9,985,450.79	3.62
8.001 - 8.500	73	8,684,653.32	3.15
8.501 - 9.000	224	24,824,263.13	9.01
9.001 - 9.500	202	21,369,845.93	7.76
9.501 - 10.000	310	30,405,666.61	11.04
10.001 - 10.500	225	20,745,873.44	7.53
10.501 - 11.000	256	24,152,386.59	8.77
11.001 - 11.500	313	27,655,359.65	10.04
11.501 - 12.000	417	37,889,877.55	13.75
12.001 - 12.500	253	20,550,801.80	7.46
12.501 - 13.000	137	9,013,639.97	3.27
13.001 - 13.500	141	6,076,471.06	2.21
13.501 - 14.000	328	13,797,365.92	5.01
14.001 - 14.500	125	5,580,270.65	2.03
14.501 - 15.000	103	3,417,809.07	1.24
15.001 - 15.500	45	1,865,470.69	0.68
15.501 - 16.000	52	1,417,731.97	0.51
16.001 - 16.500	17	555,872.41	0.20
16.501 - 17.000	19	604,774.92	0.22
17.001 - 17.500	13	285,129.31	0.10
17.501 - 18.000	19	445,751.25	0.16
18.001 - 18.500	7	215,344.28	0.08
18.501 - 19.000	6	153,825.30	0.06
19.001 - 19.500	3	87,408.97	0.03
19.501 - 20.000	1	23,000.00	0.01
20.001 >=	5	117,549.08	0.04
Total:	**3,401**	**$275,536,576.38**	**100.00%**

Minimum: 4.000%
Maximum: 20.800%
Weighted Average: 10.877%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
59 <=	2	$21,734.92	0.01%
60 - 180	364	13,480,775.38	4.89
181 - 240	834	36,305,694.13	13.18
241 - 300	298	16,340,658.23	5.93
301 - 360	1,903	209,387,713.72	75.99
Total:	**3,401**	**$275,536,576.38**	**100.00%**

Minimum: 24
Maximum: 360
Weighted Average: 330

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0 - 180	366	$13,502,510.30	4.90%
181 - 240	834	36,305,694.13	13.18
241 - 300	298	16,340,658.23	5.93
301 - 360	1,903	209,387,713.72	75.99
Total:	**3,401**	**$275,536,576.38**	**100.00%**

Minimum: 21
Maximum: 359
Weighted Average: 327

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 20.000	13	$343,756.49	0.12%
20.001 - 30.000	20	630,351.50	0.23
30.001 - 40.000	36	1,676,416.41	0.61
40.001 - 50.000	46	2,464,985.54	0.89
50.001 - 60.000	71	3,828,848.87	1.39
60.001 - 70.000	185	13,109,093.85	4.76
70.001 - 80.000	685	56,501,334.30	20.51
80.001 - 90.000	856	76,277,485.07	27.68
90.001 - 100.000	1,422	119,016,217.74	43.19
100.001 >=	67	1,688,086.61	0.61
Total:	**3,401**	**$275,536,576.38**	**100.00%**

Minimum: 12.350%
Maximum: 120.590%
Non-Zero WA: 87.589%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0 - 499	59	$6,327,897.83	2.30%
500 - 519	101	9,740,124.76	3.53
520 - 539	172	14,793,998.60	5.37
540 - 559	236	19,475,839.67	7.07
560 - 579	304	26,414,009.94	9.59
580 - 599	324	24,681,798.40	8.96
600 - 619	410	29,464,917.62	10.69
620 - 639	467	30,766,524.64	11.17
640 - 659	462	32,495,221.12	11.79
660 - 679	306	26,266,758.34	9.53
680 - 699	216	20,990,039.04	7.62
700 - 719	123	11,950,551.85	4.34
720 >=	221	22,168,894.57	8.05
Total:	**3,401**	**$275,536,576.38**	**100.00%**

Non-Zero Minimum: 454
Maximum: 817
Non-Zero WA: 623

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,225	$225,377,657.14	81.80%
Debt Consolidation	492	20,379,052.73	7.40
Purchase	136	15,672,690.01	5.69
Home Improvement	548	14,107,176.50	5.12
Total:	**3,401**	**$275,536,576.38**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	3,144	$256,371,420.32	93.04%
Manufactured Housing	215	15,554,562.26	5.65
Condo	32	2,601,273.58	0.94
2-4F	10	1,009,320.22	0.37
Total:	**3,401**	**$275,536,576.38**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Texas	414	$29,327,004.40	10.64%
California	256	27,991,433.05	10.16
Florida	219	22,088,319.17	8.02
New York	170	13,706,941.69	4.97
Michigan	143	12,576,455.83	4.56
Tennessee	108	10,477,551.09	3.80
Arizona	103	10,102,386.47	3.67
Pennsylvania	134	9,796,262.35	3.56
Connecticut	89	9,600,536.78	3.48
New Jersey	120	8,863,946.21	3.22
Minnesota	115	8,624,727.47	3.13
Illinois	134	8,552,990.94	3.10
Iowa	103	8,343,139.26	3.03
Maryland	73	8,119,184.16	2.95
Ohio	137	7,437,672.11	2.70
Alabama	94	6,964,185.72	2.53
North Carolina	65	5,536,273.86	2.01
Massachusetts	49	5,522,166.19	2.00
Virginia	72	5,446,407.50	1.98
Indiana	80	5,110,090.83	1.85
Oklahoma	74	4,456,185.61	1.62
Missouri	68	3,685,273.65	1.34
Washington	35	3,382,588.74	1.23
Colorado	44	3,283,321.94	1.19
Nevada	36	3,262,026.63	1.18
Wisconsin	45	3,209,715.33	1.16
Arkansas	47	2,754,052.54	1.00
Kentucky	35	2,554,608.96	0.93
South Carolina	39	2,429,051.29	0.88
Louisiana	32	2,329,490.16	0.85
Other	268	20,002,586.45	7.26
Total:	**3,401**	**$275,536,576.38**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,992	$127,688,204.02	46.34%
1% of UPB	103	10,377,214.70	3.77
2 Mos. Int. on Amts. >1/3 Orig. Bal.	2	696,943.77	0.25
2% of UPB	63	6,262,703.24	2.27
2 Mos. Int. On Prepaid Amt.w/in 12 Mos., >20%.	10	1,091,573.42	0.4
3% of UPB	15	2,223,694.26	0.81
5% of Amt. Prepaid	13	1,462,006.04	0.53
5% of UPB	13	548,270.96	0.2
5% 4% 3% 2% 1%	29	2,132,311.39	0.77
6 Mos. Int. On Prepaid Amt.w/in 12 Mos., >20%.	190	22,563,343.01	8.19
6% of UPB if Prepaid Amt. w/in 12 Mos. >20%	11	1,436,602.93	0.52
6 Mos. Int on 80% of Orig. Bal.	916	93,171,747.39	33.81
6 Mos. Int. on UPB	19	2,149,329.83	0.78
Lesser of Remaining 1st Yr. Int. or 3 Mos. Int.	25	3,732,631.42	1.35
Total:	**3,401**	**$275,536,576.38**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,743	$249,580,196.60	90.58%
Limited	654	25,236,824.81	9.16
None	4	719,554.97	0.26
Total:	**3,401**	**$275,536,576.38**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.001 - 5.500	3	$419,152.26	0.53%
5.501 - 6.000	7	1,814,401.85	2.30
6.001 - 6.500	14	2,215,946.51	2.81
6.501 - 7.000	27	4,172,658.04	5.29
7.001 - 7.500	30	4,757,606.99	6.03
7.501 - 8.000	71	8,733,193.64	11.07
8.001 - 8.500	103	12,299,588.08	15.59
8.501 - 9.000	120	12,021,590.25	15.23
9.001 - 9.500	139	16,042,825.32	20.33
9.501 - 10.000	82	8,833,272.64	11.19
10.001 - 10.500	32	3,722,150.38	4.72
10.501 - 11.000	21	2,114,802.46	2.68
11.001 - 11.500	7	960,832.18	1.22
11.501 - 12.000	5	633,676.04	0.80
12.001 >=	2	175,153.12	0.22
Total:	**663**	**$78,916,849.76**	**100.00%**

Minimum: 5.150%
Maximum: 12.840%
Weighted Average: 8.626%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	663	$78,916,849.76	100.00%
Total:	**663**	**$78,916,849.76**	**100.00%**

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.501 - 1.000	3	630,979.34	0.80
1.001 - 1.500	1	118,758.63	0.15
1.501 - 2.000	574	65,177,063.58	82.59
2.001 - 2.500	2	198,861.75	0.25
2.501 - 3.000	83	12,791,186.46	16.21
Total:	**663**	**$78,916,849.76**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.154%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.001 - 9.500	1	$118,758.63	0.15%
10.001 - 10.500	4	484,109.50	0.61
10.501 - 11.000	5	997,581.86	1.26
11.001 - 11.500	9	1,500,554.63	1.90
11.501 - 12.000	16	3,010,362.42	3.81
12.001 - 12.500	12	1,636,335.05	2.07
12.501 - 13.000	21	2,557,592.29	3.24
13.001 - 13.500	19	2,749,960.68	3.48
13.501 - 14.000	41	6,549,406.03	8.30
14.001 - 14.500	27	2,895,957.25	3.67
14.501 - 15.000	98	11,775,267.63	14.92
15.001 - 15.500	106	11,247,274.30	14.25
15.501 - 16.000	145	15,488,435.15	19.63
16.001 - 16.500	79	8,432,103.76	10.68
16.501 - 17.000	39	4,873,417.10	6.18
17.001 - 17.500	22	2,313,373.96	2.93
17.501 - 18.000	10	1,313,478.23	1.66
18.001 - 18.500	7	797,728.17	1.01
18.501 - 19.000	1	86,140.07	0.11
19.501 - 20.000	1	89,013.05	0.11
Total:	**663**	**$78,916,849.76**	**100.00%**

Minimum:	9.500%
Maximum:	19.750%
Weighted Average:	14.974%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
6.001 - 6.500	2	$530,054.23	0.67%
6.501 - 7.000	6	934,656.10	1.18
7.001 - 7.500	16	2,621,814.94	3.32
7.501 - 8.000	42	7,259,193.94	9.20
8.001 - 8.500	38	4,537,886.49	5.75
8.501 - 9.000	115	14,592,604.57	18.49
9.001 - 9.500	120	12,980,072.56	16.45
9.501 - 10.000	157	16,725,055.64	21.19
10.001 - 10.500	82	8,720,535.60	11.05
10.501 - 11.000	44	5,497,328.53	6.97
11.001 - 11.500	22	2,313,373.96	2.93
11.501 - 12.000	10	1,231,391.91	1.56
12.001 - 12.500	7	797,728.17	1.01
12.501 - 13.000	1	86,140.07	0.11
13.501 - 14.000	1	89,013.05	0.11
Total:	**663**	**$78,916,849.76**	**100.00%**

Minimum: 6.250%
Maximum: 13.750%
Weighted Average: 9.342%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-02	1	$48,888.96	0.06%
2003-03	1	123,303.22	0.16
2003-05	1	95,937.02	0.12
2003-06	1	56,902.75	0.07
2003-08	2	72,872.85	0.09
2003-11	1	118,758.63	0.15
2004-02	1	41,173.54	0.05
2004-03	1	131,461.30	0.17
2004-05	1	358,581.20	0.45
2004-06	6	585,647.14	0.74
2004-07	34	5,188,659.60	6.57
2004-08	37	4,544,089.99	5.76
2004-09	82	10,947,339.11	13.87
2004-10	136	14,866,996.85	18.84
2004-11	200	23,870,972.28	30.25
2004-12	148	16,141,907.58	20.45
2005-01	1	340,000.00	0.43
2005-06	1	222,341.39	0.28
2005-07	1	71,744.24	0.09
2005-08	2	237,755.89	0.30
2005-09	1	108,610.84	0.14
2005-10	1	95,814.60	0.12
2005-11	2	332,287.18	0.42
2005-12	1	314,803.60	0.40
Total:	**663**	**$78,916,849.76**	**100.00%**

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Product Management	Arthur Chu	(212) 526-8311
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414